U.S. SECURITIES EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                           AMMENDMENT TO SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INDUSTRIAL DATA SYSTEMS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    456053107
                                 (CUSIP Number)

                                WILLIAM A. COSKEY
                             600 CENTURY PLAZA DRIVE
                                  BUILDING 140
                            HOUSTON, TEXAS 77073-6013
                                 (281) 821-3200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                OCTOBER 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

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                               CUSIP NO. 456053107
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(1)   Name of Reporting Person S.S. or        Alliance 2000, Ltd.
IRS Identification No. of above person.....   76-0548678
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(2)   Check the appropriate box if a member   (a)
of a group*                                   (b)
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(3)    SEC use only........................
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(4)    Source of funds*....................   OO
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(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e)..  Not Applicable
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(6) Citizenship or place or organization......United States
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Number of shares beneficially owned by each reporting person with:
         (7)      Sole voting power........   9,500,000
         (8)      Shared voting power......                  -
         (9)      Sole dispositive power...   9,500,000
         (10)    Shared dispositive power                    -
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(11)  Aggregate amount beneficially owned by
each reporting person..................       9,500,000
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(12) Check if the aggregate amount in row (11) excludes
         certain shares*
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(13)  Percent of class represented by amount
in Row (11)                                   74.66%
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(14) Type of reporting person *               PN
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ITEM 1.

      (a)   Name of Issuer:

            Industrial Data Systems Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            600 Century Plaza Drive
            Building 140
            Houston, Texas 77073

      This statement relates to the Common Stock, $.001 par value per share of the Issuer.

ITEM 2.

      (a)   Name of Persons Filing:

            Alliance 2000, Ltd.

      (b) Address of Principal Business Office or, if none, Residence:

            600 Century Plaza Drive
            Building 140
            Houston, Texas 77073

      (c) Principal business or present principal occupation:

            Family Limited Partnership

      (d) Whether or not, during the last five years such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

            Not applicable.

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            Not applicable.

      (f)   Citizenship:

            Alliance 2000, Ltd. is a United States family limited partnership.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No funds were exchanged for the transfer of these shares from William A. Coskey and Hulda L. Coskey, individually.

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
ITEM 4.     PURPOSE OF TRANSACTION

            This Form 13D is being submitted in accordance with regulatory compliance, following the transfer of 9,500,000 shares from William
            A. Coskey, individually, and Hulda L. Coskey, indiviually with each transferring 4,750,000 shares to Alliance 2000, Ltd., a family limited partnership, of which William A. Coskey and Hulda L. Coskey serve as general partners.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

            Alliance 2000, Ltd. beneficially owns 9,500,000 of the Company's common stock.

            William A. Coskey and Hulda L. Coskey are general partners of Alliance 2000, Ltd. and through their association as general partners are considered to be controlling persons.

      (b)   Percent of Class

            Alliance 2000, Ltd.                 74.66%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  Alliance 2000, Ltd.           9,500,000

            (ii)  shared power to vote or to direct the vote

                  Alliance 2000, Ltd.           9,500,000

            (iii) sole power to dispose or to direct the disposition of

                  Alliance 2000, Ltd.           9,500,000

            (iv)  shared power to dispose or to direct the disposition of

                  Alliance 2000, Ltd.           9,500,000

      (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D:

            None.

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
      (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

            None.

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities:

            Not applicable.

ITEM 6.     CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS     OR
            RELATIONSHIPS   WITH  RESPECT  TO  SECURITIES  OF  THE
            ISSUER

            Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  November 10, 1997                    /s/ WILLIAM A. COSKEY
                                                 President and CEO